GLAXOSMITHKLINE PLC SC 13D/A

Exhibit 11

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) is entered into as of June 22, 2020, by and among Theravance BIOPHARMA, Inc. (the “Company”), GlaxoSmithKline plc (“GSK”) and GSK FINANCE (NO.3) PLC (the “Issuer”).

WHEREAS, on the date hereof, the Issuer has issued $280,336,000 Exchangeable Senior Notes due 2023 (the “Notes”) exchangeable into 9,644,792 ordinary shares of the Company currently owned indirectly by GSK (the “Shares”), guaranteed on a senior basis by GSK, pursuant to an indenture dated as of the date hereof by and among GSK, the Issuer and Deutsche Bank Trust Company Americas, as trustee (as in effect on the date hereof, the “Indenture”);

WHEREAS, on the date hereof, the Company, GSK and the Issuer have entered into a registration rights agreement to provide for resale registration rights for the Holders (the “Registration Rights Agreement”); and

WHEREAS, the Company, GSK and the Issuer desire to enter into this Agreement on the terms and conditions set forth herein concerning the exercise of the Cash Settlement Option and the exercise of resale registration rights by Holders pursuant to the Registration Rights Agreement;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.

Cash Settlement Option.

a.	The Issuer shall, subject to the next sentence, deliver to Holders that exercise their Exchange Rights their pro rata share of the Exchange Property in satisfaction of any such exercise. The Issuer may exercise the Cash Settlement Option (i) where the Notes submitted for exchange on the relevant Exercise Date have an aggregate principal amount of less than $1,000,000; provided that the aggregate cash amount delivered upon such exchanges shall not exceed $22,000,000; or (ii) solely to the extent that, in its reasonable judgment, it is unable to satisfy such Exchange Right through the delivery of the relevant pro rata share of the Exchange Property due to practical difficulties on the Exercise Date that cannot be resolved through the Issuer using its commercially reasonable efforts at the time that the Exchange Property is required to be delivered to such Holders.
b.	The Issuer shall deliver to Holders that exercise their Exchange Right on or after the delivery of a Redemption Notice (other than a redemption pursuant to Section 5.7(b) of the Indenture) by the Issuer until (and including) the Redemption Date their pro rata share of the Exchange Property in satisfaction of any such exercise and will not exercise the Cash Settlement Option in relation to such exchanges.
c.	The Issuer will not redeem the Notes pursuant to the provisions of Section 5.7 of the Indenture during any period in relation to which the Company has notified the Holders pursuant to Sections 3(e), 3(f) and 3(g) of the Registration Rights Agreement that resales of Registrable Securities (as defined in the Registration Rights Agreement) are suspended. The Company will give the Issuer notice of any such suspension at the same time that it gives notice thereof to Holders.

2.

Notifications to the Company. The Issuer will provide notice to the Company of the following:

a.	any election by the Issuer to exercise the Cash Settlement Option;
b.	the relevant pro rata share of the Exchange Property to be delivered to a Holder upon any exercise of its Exchange Right, including the amount of any cash payment to such Holder in lieu of fractional Shares in accordance with Section 3(a) below;
c.	the delivery of any Redemption Notice to the Holders (to be delivered to the Company one business day in advance of delivery to Holders);

d.	the occurrence of any events that the Issuer reasonably expects to affect the Issuer’s ability to deliver the Exchange Property;
e.	when any notice from the Issuer is delivered to Holders; and
f.	any amendment to the Indenture.

3.

Confirmation of Exchange Notice; Delivery of Transfer Requests.

a.	Subject to the next sentence, within two (2) Business Days following the receipt of an Exchange Notice from Holders exercising their Exchange Rights, the Issuer will provide written notice to the Company of the number of Shares that will be delivered to the exchanging Holder. If any Exchange Notice is received by the Issuer (i) after March 22, 2023 or (ii) at least five (5) Business Days prior to the applicable Redemption Date, then the Issuer will provide to the Company, not later than 5:00 p.m. (Eastern) on the fourth (4th) Business Day prior to the Maturity Date or the Redemption Date, as applicable, a schedule containing the names of all the exchanging Holders and the respective number of Shares to be delivered to each such Holders.
b.	The Issuer will deliver a copy of any transfer request form delivered to Computershare, as transfer agent in connection with the delivery of Shares to Holders upon exercises by Holders of their Exchange Rights, to the Company by email to the email address specified below prior to or concurrently with the mailing or delivery of such transfer request form to Computershare.

4.

Definitions. Capitalized terms used and not defined herein shall have the respective meanings set forth in the Indenture.

5.

Notices. All communications hereunder shall be in writing and shall be sent by confirmed electronic mail, mailed, hand delivered or couriered and confirmed to the parties hereto as follows:

a.	If to the Company:

Theravance Biopharma, Inc.

PO Box 309

Ugland House, South Church Street

George Town, Grand Cayman, Cayman Islands

Attn: Office of General Counsel

Tel: (650) 808-6000

Email: legal@theravance.com

with a copy to:

Theravance Biopharma, Inc.

c/o Theravance Biopharma US, Inc.

901 Gateway Boulevard

South San Francisco, CA 94080

Attention: Office of General Counsel

Skadden, Arps, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

Attn: Amr Razzak

Tel: 650-470-4533

Email: amr.razzak@skadden.com

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street

Redwood City, California 94063

Attn: Jeffrey Vetter

Tel: 650-321-2400

Email: jvetter@gunderson.com

b.	If to GSK and the Issuer:

GlaxoSmithKline plc

980 Great West Road

Brentford TW8 9GS

England

Attention: Victoria Whyte

Tel: +44 20 8047 5000

E-mail: company.secretary@gsk.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

2 London Wall Place

London EC2Y 5AU

England

Attn: Sebastian Sperber

Tel: +44 20 7614 2200

Email: ssperber@cgsh.com

Any party hereto may change the address or email address for receipt of communications by giving written notice to the others.

6.

Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

7.

Counterparts. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

THERAVANCE BIOPHARMA, INC.

By:	/s/ Rick E Winningham
Name: Rick E Winningham
Title: Chief Executive Officer

GLAXOSMITHKLINE PLC

By:	/s/ P. K. Hopkins
Name: P. K. Hopkins
Title: Authorized Signatory

GSK FINANCE (NO.3) PLC

By:	/s/ P. K. Hopkins
Name: P. K. Hopkins
Title: Director